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05037521

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UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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RECEIVED FEB 28 2005 213 SEC MAIL PROCESSING SECTION WASH. D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~18,951~~

8-18951

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E.A. Sheslow, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Rector Street
(No. and Street)

New York (City) NY (State) 10006-1819 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Everett Sheslow 212-669-6210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosen and Glaser CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

60 Cutter Mill Road, Suite 310 (Address) Great Neck, (City) NY (State) 11021 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Everett Sheslow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.A. Sheslow, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres.

Title

Notary Public

Judith Alvarez
My Commission DD141994
Expires August 13, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E.A. SHESLOW, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

DECEMBER 31, 2004

ROSEN AND GLASER C.P.A.s, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

E.A. SHESLOW, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2004

TABLE OF CONTENTS

ROSEN AND GLASER C.P.A.s, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
60 CUTTER MILL ROAD • GREAT NECK, N.Y. 11021

516-829-8540 FAX 516-829-8568

AMERICAN INSTITUTE OF C.P.A.'S
NEW YORK STATE SOCIETY OF C.P.A.'S
MURRAY M. ROSEN
JEFFREY I. GLASER

INDEPENDENT AUDITORS' REPORT

E.A. Sheslow, Inc.
2 Rector Street
New York, NY

We have audited the accompanying statement of financial condition of E.A. Sheslow, Inc., as of December 31, 2004, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of E.A. Sheslow, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ROSEN AND GLASER CPAs, P.C.

Rosen and Glaser

Great Neck, NY
February 22, 2005

E.A. SHESLOW, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 210,483	
Due from broker / dealers	3,615,758	
Commissions receivable	26,000	
Securities owned - at market value (Note 3)	1,445,573	
Membership in Amex: Owned, at adjusted cost (Market Value $80,000)	64,182	
Fixed Assets, net of accumulated depreciation of $10,610	28,288	
Inventory - jewelry	575,188	
Other assets	2,585	
TOTAL ASSETS		$ 5,968,057

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$ 71,066	
Taxes payable	30,200	
Loans payable (Note 4)	12,000	
	113,266	
Stockholders' Equity:		
Common Stock, Class A voting no par value, 200 shares authorized, issued and outstanding	5,459	
Common Stock, Class B voting no par value, 200 shares authorized, issued and 170 shares outstanding	4,632	
Additional paid-in capital	90,826	
Retained earnings	6,083,287	
Less: 30 shares of Class B common stock in treasury	(329,413)	
TOTAL STOCKHOLDERS' EQUITY	5,854,791	
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 5,968,057

The accompanying notes are an integral part of these financial statements

See Independent Auditors' Report

E.A. SHESLOW, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004

INCOME:		
Commissions	$ 288,347	
Interest and dividends income	47,009	
Trading gains	1,814,715	
Other income - jewelry	651,760	
		$2,801,831
EXPENSES:		
Officer's salary	675,000	
Salaries - other	1,032,975	
Director's fees	10,000	
Floor clerk expenses	6,526	
Communications and data processing	4,777	
Floor brokerage	66,811	
Regulatory fees and expenses	22,127	
Interest expense	1,620	
Travel, entertainment and promotion	46,728	
Errors on floor	4,620	
Employee benefits	41,357	
Telephone	24,129	
Payroll taxes	58,119	
Professional fees	22,525	
Office expense	8,799	
Insurance	10,061	
Rent expense	48,517	
Clearance charges	1,204	
Charitable donations	1,200	
Dues and fees	1,757	
Loss on sale of auto	19,661	
Miscellaneous	14,005	
Shipping expenses	2,573	
Purchases, net - jewelry	358,158	
Depreciation	10,610	
		2,493,859
Provision for Corporate Income Taxes		39,621
NET INCOME		$ 268,351

The accompanying notes are an integral part of these financial statements

See Independent Auditors' Report

E.A. SHESLOW, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

<u>CASH FLOWS FROM OPERATING ACTIVITIES:</u>		
Net Income		$268,351
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation	$10,610	
Loss on sale of auto	19,661	30,271
Changes in Operating Assets and Liabilities:		
(Increase) in commissions receivable		(3,617)
(Increase) in receivable from broker/dealers, net		(302,412)
(Increase) in marketable securities		(98,072)
(Increase) in jewelry inventory		(91,500)
(Increase) in other assets		(1,175)
(Decrease) in accounts payable taxes payable		(218,461)
NET CASH (USED) IN OPERATING ACTIVITIES		(416,615)
<u>CASH FLOWS FROM INVESTING ACTIVITIES:</u>		
Purchase of fixed asset, net	$ (38,898)	
Sale of fixed asset	16,000	
NET CASH (USED) IN INVESTING ACTIVITIES		(22,898)
NET (DECREASE) IN CASH		(439,513)
<u>CASH AND CASH EQUIVALENTS - JANUARY 1</u>		649,996
<u>CASH AND CASH EQUIVALENTS - DECEMBER 31</u>		$210,483

Supplemental disclosures:	
Cash paid for interest	$1,080
Cash paid for taxes	$16,459

The accompanying notes are an integral part of these financial statements

See Independent Auditors' Report

E.A. SHESLOW, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock Class A		Common Stock Class B		Treasury Stock Class A		Additional Paid in Capital	Retained Earnings	TOTAL
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance, January 1, 2004	200	$ 5,459	170	$ 4,632	30	$(329,413)	$ 90,826	$5,814,936	$5,586,440
Net income								268,351	268,351
Balance, December 31, 2004	200	$ 5,459	170	$ 4,632	30	$(329,413)	$ 90,826	$6,083,287	$5,854,791

The accompanying notes are an integral part of these financial statements

See Independent Auditors' Report

1. Organization

The company was incorporated under the laws of the State of Iowa on January 3, 1969. It is a member of the American Stock Exchange and operates as a floor broker. The company also deals in estate jewelry.

2. Statement of Significant Accounting Policies

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Marketable securities that are bought and held principally for purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings.

The fair value of substantially all securities is determined by quoted market prices. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Depreciation

Depreciation is provided on a straight-line basis using an estimated useful life of approximately three years.

Exchange membership

The exchange membership is recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with an initial maturity of three months or less. The Company places its temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Inventory

Inventory is stated at the lower of cost (first-in, first-out) or market (net realizable value). Inventory consists of various items of estate jewelry.

3. Trading Securities

The Company's short-term investments comprise of equity and debt securities, all of which are classified as trading securities and are carried at their fair value based on the quoted market prices of the securities at December 31, 2004. Net realized and unrealized gains and losses on trading securities are included in net earnings. For purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

The composition of trading securities, classified as current assets, is as follows at December 31, 2004:

	Original Cost	Fair Value
Mutual funds	$ 2,604	$ 2,656
Common stock	766,736	1,442,872
	$769,340	$1,445,628

See Independent Auditors' Report

Investment income for the year ended December 31, 2004, consists of the following:

Gross realized gains from sale of trading securities	$ 1,599,599
Dividends and interest income	47,009
Net unrealized holding gains	215,116
	$ 1,861,724

4. Loans Payable

Loans payable consists of two demand loans of $6,000 bearing an interest rate of 13½% to related parties.

5. Financial Instruments

Concentration of Risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

6. Commitments

The Company rents space under a license agreement with Bear Stearns on a year to year basis; it includes a minimum annual license fee of $13,244 and additional charges for an escalation fee and electricity. The Company also rents an apartment in New York for approximately $2,500 a month.

7. Net Capital Requirements

E.A. Sheslow Inc. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2004, E.A. Sheslow Inc. had net capital of $4,964,607 after eliminating non-allowable assets. This was $4,864,607 in excess of its required net capital. The Company's net capital ratio was .02 to 1.

ROSEN AND GLASER C.P.A.S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
60 CUTTER MILL ROAD • GREAT NECK, N.Y. 11021

516-829-8540 FAX 516-829-8568

AMERICAN INSTITUTE OF C.P.A.'S
NEW YORK STATE SOCIETY OF C.P.A.'S
MURRAY M. ROSEN
JEFFREY I. GLASER

INDEPENDENT AUDITORS'

REPORT ON INTERNAL CONTROL STRUCTURE

REQUIRED BY SEC RULE 17a-5

E.A. Sheslow, Inc.
2 Rector Street
New York, NY

In planning and performing our audit of the financial statements of E.A. Sheslow, Inc. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17A-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17A-5(g) in making the periodic computations of aggregate indebtness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide the management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are

executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of E.A. Sheslow, Inc., the Securities and Exchange Commission, the American Stock Exchange, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17A-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROSEN AND GLASER CPAs, P.C.

Great Neck, NY
February 22, 2005

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 5,854,791 [3480]

2. Deduct ownership equity not allowable for Net Capital — [3490]

3. Total ownership equity qualified for Net Capital — 5,854,791 [3500]

4. Add:

   A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital** — 0 [3520]

   B. **Other (deductions) or allowable credits (List)**

[3525A]	[3525B]	
[3525C]	[3525D]	
[3525E]	[3525F]	0 [3525]

5. Total capital and allowable subordinated liabilities — 5,854,791 [3530]

6. Deductions and/or charges:

   A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)** — 670,243 [3540]

   B. **Secured demand note deficiency** — [3590]

   C. **Commodity futures contracts and spot commodities - proprietary capital charges** — [3600]

   D. **Other deductions and/or charges** — [3610] — -670,243 [3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]	
[3630C]	[3630D]	
[3630E]	[3630F]	0 [3630]

8. Net capital before haircuts on securities positions — 5,184,548 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

   A. **Contractual securities commitments** — [3660]

   B. **Subordinated securities borrowings** — [3670]

   C. **Trading and investment securities:**

1. **Exempted securities**	[3735]	
2. **Debt securities**	[3733]	
3. **Options**	[3730]	
4. **Other securities**	219,941 [3734]	
5. **Specialist Haircuts under 15c3-1(c)2(vi) N**	[3739]	
D. **Undue Concentration**	[3650]	
E. **Other (List)**		
[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
	0 [3736]	-219,941 [3740]
10. Net Capital		4,964,607 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	7,551 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	100,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	100,000 [3760]
14. Excess net capital (line 10 less 13)	4,864,607 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	4,953,280 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		113,266 [3790]
17. Add:		
A. **Drafts for immediate credit**	[3800]	
B. **Market value of securities borrowed for which no equivalent value is paid or credited**	[3810]	

C. Other unrecorded amounts (List)

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19.	Total aggregate indebtedness	113,266 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 2 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

E.A. SHESLOW, INC.
SUPPLEMENTAL SCHEDULE to
COMPUTATION OF NET CAPITAL
YEAR ENDED DECEMBER 31, 2004

Non-allowable assets:

Membership in exchange	$ 64,182
Property, net of depreciation	28,288
Inventory	575,188
Other assets	2,585
	$ 670,243

See Independent Auditors' Report

E.A. SHESLOW, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
YEAR ENDED DECEMBER 31, 2004

Net Capital, as reported in Company's Part 11A (unaudited) Focus Report		$4,994,868
Increase in Allowable Liabilities:		
Floor brokerage expense payable	$ 10,028	
Tax accrual	30,200	
Miscellaneous accruals and reclassifications	1,281	
		(41,509)
Recomputation of haircut due to reclassification of securities		11,248
NET CAPITAL		$4,964,607

See Independent Auditors' Report